Final Transcript

Conference Call Transcript TWTR — Q3 2005 Tweeter Home Entertainment Group Earnings Conference Call Event Date/Time: Jul. 29. 2005 / 10:30AM ET Event Duration: 27 min

CORPORATE PARTICIPANTS

Joe McGuire

Tweeter — CEO

Judy Quye

Tweeter — SVP Sales and Installation

Sandy Blumberg

Tweeter

CONFERENCE CALL PARTICIPANTS

Mitch Kaiser

Piper Jaffray — Analyst

David Silverman

S.D. Reports — Analyst

Richard Hastings

Bernard Sanes — Analyst

Peter Grundon

Performance Capital — Analyst

Scott Ciccarelli

RBC Capital Markets — Analyst

David Cufendof

J & M Capital — Analyst

Brett Hendrickson

B. Riley and Co. — Analyst

PRESENTATION

Operator

Good day, ladies and gentleman, and welcome to the Tweeter Quarter Earnings call. [OPERATOR INSTRUCTIONS] I would now like to introduce your host for today’s conference, Mr. Joe McGuire. You may begin.

Joe McGuire - Tweeter — CEO

Thank you. Good morning, everyone, thank you for participating at Tweeter Home Entertainment Group’s fiscal 2005 Third Quarter Earnings Conference Call. My name is Joe McGuire, and I am the company’s CEO. Also with us today are Sandy Bloomberg, Founder and Chairman, Philo Papas, the company’s Senior Vice President of the Merchandising, Judy Quye, the company’s Senior Vice President of Sales and Installation, and Paul Burmeister, the company’s interim CFO.

I’ll start with a brief statement about forward looking statements, after which we will discuss the business for the quarter. Certain statements contained in the Press Release and statements that may be made during this conference call, including words such as expects, believes, plans, anticipates and similar language constitute forward looking statements. These forward looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those discussed or anticipated. Participants are cautioned not to place undue reliance on these forward looking statements, and to refer to recent company filings from form 10-K filed with the SEC for a more thorough discussion of risk factors associated with the company. Copies of today’s Press Release and all other releases, and SEC filings are available at our Investor Relations website, www.twtr.com.

And now I will start with a brief summary. A lot of our focus this quarter was carrying out our store closing plan and a reduction in work force we announced in our Second Quarter Earnings Press Release. We targeted 19 stores for closing, of which 18 are completed as of today. The final store is scheduled to be closed by September 30th. We have booked a total of $28 million in charges related to these store closings, $16.9 million was reflected in restructuring charges, $7 million was recorded in discontinued operation, and $4.1 million was booked inside of continuing operation. Of these charges, $7.9 million was non-cash.

During the third quarter, we sold a portion of our equity investment of Tivoli Audio as we decreased our holdings from 25 percent to 18.75 percent and realized a gain of $9.9 million. Our comparable store sales, excluding the closed stores were down 3.8 percent for the quarter.

Net loss from continuing operations was $24.5 million, diluted loss per share from continuing operations was $1.00 for the quarter ending June 2005. Included in the quarter was a gain on the sale of equity investments of $9.9 million, which related to the sale of our Tivoli Investment.

Our operating loss from continuing operations for the quarter was $33.9 million, excluding the restructuring charges and operating losses from closing stores, operating loss from operations from the quarter would have been $12.9 million, compared to $8.7 million for the same period last year. And at the beginning of this week, we announced an amendment to our credit facility, which increased our borrowing availability by a little over $15 million, and lowered some of our structured interest costs.

A couple of more details inside the quarter, the decrease in gross margin on the statements are attributable to store closings. The gross margin rate without the store closings increased by 110 basis points. Compensation and marketing cost with a component that drove settling expense at the percent of sales, corporate and administrative expenses for the quarter increased $2.3 million to $15.2 million, compared to $12.9 million for the same period last year. Almost all of those expenses are attributable costs incurred related to Sarbanes-Oxley and systems conversion expenses.

Our capital efficiency continues to improve as we are still seeing favorable results with our supply chain, inventory management and cash conversion cycle. We reduced our cash conversion cycle by 7 days year over year, and net inventory finished the quarter at $102 million, upstand 11 million compared to the prior year ending level of 113, but 7.5 million of that is from the closed stores. Inventory turns are 4.1 this year, versus last year’s 3.9, a 20 basis point improvement year over year.

In home labor sales for the quarter increased 50 percent over the same quarter last year. This continues to grow to a larger percentage of our overall mix, as it was 6 percent of our revenue for the June quarter this year, compared to 4.1 percent of our revenue for the same quarter last year.

And some interesting statistics inside of our television business. Flat panel TV, which comprises both LCD and plasma technologies, was 25 percent of our revenue in the mix for the June quarter, compared to 21 percent for the same quarter last year. Projection TV was 16 percent of our revenue compared to 18 percent last year, and tube televisions are down to 1 percent of revenue, compared to 3 percent last year. We are coming up on the time that we will simply stop talking about tube television.

And for the first time, we have another interesting statistic inside the quarter, where unit lift, and this is on flat panel TV, that unit lift exceeded our ASP decline for the first time. ASPs declined about 20 percent, unit buying was up about 50 percent compared to a year ago.

The only produce category that disappointed up during the quarter was mobile electronics, which fell a little more than 15 percent from last year.

That does it for prepared remarks, so we would like to open up the call for questions.

QUESTION AND ANSWER

Operator

[OPERATOR INSTRUCTIONS] Our first question comes from Mitch Kaiser from Piper Jeffrey.

Mitch Kaiser - Piper Jaffray — Analyst

I was curious, first of all, on your comment on flat panel, saying that this is the first time units exceeded ASPs, and that held out against the same store sales account decline. How should we be thinking about that going forward?

Joe McGuire - Tweeter — CEO

Well Mitch, the piece of that that excites me is that it is the first time for a full quarter that we have seen it move with that kind of that force and direction. We have seen different clues before, but that we’ve had an ASP decline with that kind of unit list makes me feel good, particularly because I am currently looking at the forecast in terms of the kind of units we will be buying for the holiday season. So, you know, we’ve had a theory, and you and I have talked about this, I think now, probably for a couple of years, that we are going to hit a place where the price declines on advanced televisions will hit a place that the unit lift will exceed ASP. And we’ve only seen some real noodling around that over time, and this is the first time we have seen a true directional trend that we would say is meaningful.

Mitch Kaiser - Piper Jaffray — Analyst

And I guess, is it related to the comp then, was the mobile electronics, I guess that was the big disappointment, how did audio trend?

Joe McGuire - Tweeter — CEO

Audio trend is still a little bit negative for the quarter, but it clearly looks to me that it is flattening out. Audio is another category that we are starting to get excited about, and I even had people suggesting to me inside this building that Audio could grow again as a percentage of mix, and there is no statistical evidence to support that, but we have now seen, if you look at the audio trends over the last couple of quarters, it certainly feels like it is about to turn the corner.

Mitch Kaiser - Piper Jaffray — Analyst

Then, on installers. Where did you end the quarter with the number of installers? I think you were at 560 at the end of the second quarter?

Joe McGuire - Tweeter — CEO

Mitch, I do not actually have that in front of me, but I think we are reasonably flat on that. I do not think we had a big add this quarter. We did have a big add last quarter.

Mitch Kaiser - Piper Jaffray — Analyst

Then final, you talked about maybe the cash costs of closing the stores, $18-20 million. I think you said a tax refund was going to help pay for part of that. I was wondering if you could maybe just update us on where you see those cash numbers, and then did you get the tax refund?

Joe McGuire - Tweeter — CEO

No, we are still waiting for the tax refund to walk its way through the door, but since it is our friends at the government, I do not know if it is going to walk through the door next week, next month or two months from now. It will come. So we do not have it yet. We have used the cash that we have got in turns of proceeds from Tivoli. The rest of the stuff we have just managed to deal with out of our regular cash flow. We did just close on an amended facility that gives us a pretty good increase in availability and that lets us very comfortably manage whether the tax refund comes in the near term or the long-term.

Mitch Kaiser - Piper Jaffray — Analyst

Okay, and I guess the cash cost closing the stores?

Joe McGuire - Tweeter — CEO

Cash cost so far closing the stores probably running about $20 million.

Mitch Kaiser - Piper Jaffray — Analyst

Okay, and you have one left then?

Joe McGuire - Tweeter — CEO

Yes. We put that estimate inside of our piece.

Operator

Our next question comes from David Silverman of S.D. Reports.

David Silverman - S.D. Reports — Analyst

I was wondering if you could tell me the amount of the borrowing availability as of June 30?

Joe McGuire - Tweeter — CEO

I don’t have it as of June 30. Yesterday I can tell you it was $15 million.

David Silverman - S.D. Reports — Analyst

Okay, and I know you increased your minimum excess availability requirement as part of the amendment.

Joe McGuire - Tweeter — CEO

I’m sorry, say that again?

David Silverman - S.D. Reports — Analyst

I thought one of the reserve requirements was changed as part of the amendment.

Joe McGuire - Tweeter — CEO

That was reduced from $7.5 million to $5 million the availability.

David Silverman - S.D. Reports — Analyst

The available is net of that $5 million of the block.

Joe McGuire - Tweeter — CEO

Correct.

Operator

Our next question comes from Richard Hastings of Bernard [Sanes]

Richard Hastings - Bernard Sanes — Analyst

Hey Joe, a lot of nice things in there, can you talk to me a little. I have three questions. When you are done with the current store closing program, do you know how many owned stores versus leased stores you are going to have?

Joe McGuire - Tweeter — CEO

All of our stores are leased.

Richard Hastings - Bernard Sanes — Analyst

Next question regarding stocks and the integrated software implementation. Are you able to make any comment about where you expect cost and expenses on that to go, just as a trend typically as time goes by, the cost of stocks starts to level off. Are you seeing any improvement in that?

Joe McGuire - Tweeter — CEO

No, this will be the first, because our fiscal year ends in September, this is the first year that we will need to be compliant. We are actually in the first year ramp, so we are actually seeing the opposite of what you just described. I just made the company see the Year 2 cost decline, and I’ll be anxiously awaiting to start Year 2 on 10//1, and I really hope I participate in that trend, because the costs ramped for us last quarter, and the costs will be very high for us again in the current quarter.

Richard Hastings - Bernard Sanes — Analyst

No surprise there. You have my sympathy on that. Third thing, very important, the home installation professionals in local markets. A lot of companies compete for them. What do you do to get them. I know that you get a little bit of pressure on compensation and labor costs. Can you give me a little bit of color on that, Joe?

Joe McGuire - Tweeter — CEO

I would say to you that you compete for employees pretty much the same way regardless of what the category is. So we absolutely want to make sure that we pay installers a competitive wage inside of the market place, and I think that we do that. The other way that you compete for people is you create a company in a culture that is a desired place to come work, so I could sit here for the next 2 hours and talk to you about that, probably that not right thing to do that. There is competition for those folk. We feel pretty comfortable in terms that we hold our own for that. The installer population is a group where we have among some of the lowest turnover in our company right now, so I think we are doing pretty well inside that category.

Judy Quye - Tweeter — SVP Sales and Installation

Our number one recruiter is a current installer, and when they get to sit beside someone who is interested or even working for a competitor, their happiness inside of the Tweeter environment really sells us, so that is really our ace in the hole there.

Operator

Our next question comes from Peter Grundon from Performance Capital.

Peter Grundon - Performance Capital — Analyst

Good morning. First, Joe congratulation on getting the CEO position. I have three questions. First, you sold Tivoli, and just to confirm 7.75 percent for $10.3 million, so on a macro basis, I am assuming there is probably some structure and everything, but on a macro basis, it puts a value on the Tivoli enterprise on a whole as $133 million. I am just doing the division math. Do you think based on your estimate that that is a fair market on that investment on an aggregate basis or because of the situation you were in terms of liquidity, they said, this is our deal and you have to take it.

Joe McGuire - Tweeter — CEO

Let me comment to you this way. Because you always want to be careful commenting on someone else’s valuation. That being said, obviously it is a company we know well and are quite friendly with. It is a company that [indiscernible] went to help go run, and so we have a great deal of confidence in their future. The only comment I will make for valuation is that would work fine on the pre-managed stock per my valuation. I think that if I am following your math correctly, I think you did not include dilution for new stock in your computation.

Peter Grundon - Performance Capital — Analyst

That is correct.

Joe McGuire - Tweeter — CEO

So you probably need to take your valuation down a little bit off of that.

Peter Grundon - Performance Capital — Analyst

Okay.

Joe McGuire - Tweeter — CEO

You are thinking in terms of how you are thinking about it.

Peter Grundon - Performance Capital — Analyst

Directionally, that is correct. The question is, I am sorry — a lot of people listening on this call want to know, Tom [Divesto’s] a smart guy and Jeff is a smart guy. Do you think that right now representative of the market, or do you guys internally say ‘it is north of that.’

Joe McGuire - Tweeter — CEO

No. Listen here, I think the whole premise here is we’ve told Tom and Jeff, if they do anything under doubling than that in the next year they failed.

Peter Grundon - Performance Capital — Analyst

Okay. Fair enough, fair enough. I guess the second question, you answered both my questions there, the second question I would have is obviously I think that you guys are doing what you need to do in to turn the business around. Obviously when valuations, in business like yourselves get to this point I would not be surprised if you had not had overturns. Is everything on the table in terms of selling the business or right now is that focus on turning the enterprise around?

Joe McGuire - Tweeter — CEO

Well Peter I would tell you that we are highly focused and totally focused on turning the enterprise around and everything else is just talk.

Peter Grundon - Performance Capital — Analyst

Okay, fair enough. Well, good luck and congratulations again.

Operator

Our next questions comes from Scott Ciccarelli, RBC Capital Markets.

Scott Ciccarelli - RBC Capital Markets — Analyst

Joe, a couple questions, talking about the operating loss that in the P&L, the 4.1 million you have referenced. Fair to assume that about 3 and half million of that in cost of goods?

Joe McGuire - Tweeter — CEO

No.

Scott Ciccarelli - RBC Capital Markets — Analyst

I am trying to figure out where that is.

Joe McGuire - Tweeter — CEO

You know what Scott, I do not think that I want to do this from memory. There is a couple of analysts that to showed that to me. I actually think that — I want to tell you that 2 million of that sits inside the costs of goods and I think between 2 and 3 million of that sits inside of selling expenses. But you know what, follow up with me afterwards because I do not have that in front of me.

Scott Ciccarelli - RBC Capital Markets — Analyst

Okay. No problem. Number two, in terms of going forward for selling in corporate expenses, you guys have obviously been adding to the infrastructure pretty rapidly on the insell side. I mean is there a way to be thinking about this with expense categories. Given the fact that you are also trying to cut costs.

Joe McGuire - Tweeter — CEO

Sure, no it is hard. You have actually hit on the hardest part of our motto, because as you add people inside of that they are inherently that first year inefficient and they drive down — and you can actually end up with a time frame, particularly for that quarter where you have that comps. It just exasperates whatever normal D leverage would happen. So it is lumpy. So we had a big add in the March quarter, reasonably flat this quarter. We will ramp some as we get into the fall. But not as dramatically as we did in March. What you will see is that the productivity of that group lifts and that is a lot of ramp that prompted re-organization that we did we expect to drive greater efficiencies as a result of that. So the selling expense line is hard. The corporate G&A line I feel pretty good about. It is in pretty good shape. The big variable there is what are we spending in professional fees as we drive to the end of the year with some clients. So we drove the daylights out of it and the June quarter, frankly I expect the same exact thing to happen again in the September quarter.

Scott Ciccarelli - RBC Capital Markets — Analyst

But the improvement — if we going back to the selling expenses for a moment. The improvement in productivity, it does not lessen dollars being spent. It should improve revenue right?

Joe McGuire - Tweeter — CEO

Correct. It should drive two things Scott. It should drive both revenue and margin.

Scott Ciccarelli - RBC Capital Markets — Analyst

Okay, just more attachment.

Joe McGuire - Tweeter — CEO

Yes.

Scott Ciccarelli - RBC Capital Markets — Analyst

And then the last question, I just want to make sure that I am thinking about this right, you made comments both in the release and on the call regarding unit growth in the flat panel exceeded the ASP decline, but that category has been growing in dollars. I am a little confused on what is different here.

Joe McGuire - Tweeter — CEO

It has been growing in dollars. But for us for TV category, as part of our overall revenue mix has been driven as much over the past year as by ASP increases as it has by anything else. The category itself continues to grow as part of our mix. But even as recently as our December quarter we still had net ASP increase. Even last year when you had the skew-over-skew declines of about 22 to 23 percent. We saw the customers buying that category step up the skew, so for net for us, inside that category, we did not see an ASP decline.

Scott Ciccarelli - RBC Capital Markets — Analyst

I got it, now we are at the point where we are actually seeing declines, but at dramatic acceleration in the unit volume.

Joe McGuire - Tweeter — CEO

Yes and that has us cautiously optimistic.

Operator

Our next question comes from Mitch Kaiser of Piper Jaffray

Mitch Kaiser - Piper Jaffray — Analyst

Just as you think about marketing plans heading into the holiday season what are we going to see there as much as you tell us, without giving away any competitive intelligence.

Sandy Blumberg - Tweeter

This is Sandy [Blumberg] and what I can tell you is that we will be clearly going away from price and item advertising. We will be telling our differentiated story through radio and television, as we did through the late ’90s. We will be spending very little on newsprint. Dramatic reduction over this past year, again with that spend happening on television and radio.

Joe McGuire - Tweeter — CEO

Pretty big increase in direct marketing.

Sandy Blumberg - Tweeter

Yes, and again a pretty big increase in direct marketing. That is the short version.

Operator

[OPERATOR INSTRUCTIONS] Our next question comes from David (Cufendof) from J & M Capital.

David Cufendof - J & M Capital — Analyst

Congratulations Joe on your appointment.

Joe McGuire - Tweeter — CEO

Thank you.

David Cufendof - J & M Capital — Analyst

I just need a little clarification on the press release. Joe, your quote — “beginning in our third quarter”, when you say these counted for more than 28 million of operating loss in this quarter is that referring to 13 or 18?

Joe McGuire - Tweeter — CEO

That is referring to the 18. So that is total. That is why it stops and starts at 28, breaks it down to the part that would be continuing, which would be the re-structuring charge plus the operating loss. The $7 million what sits in operation. Does that make sense?

David Cufendof - J & M Capital — Analyst

Yes, but the only thing I do not understand is — above that discontinued 7 million loss at the beginning of the P&L, those numbers only refer to, i.e. the 30 million on operating loss, only refers — only includes numbers from the 13 correct?

Joe McGuire - Tweeter — CEO

Correct.

David Cufendof - J & M Capital — Analyst

Okay, I will follow up with you after the call. Thank you. Also one more question in the change in relation to Judy. If you could just give me some color on that change. Anything you can in terms of, as to who she replaced and how that all came about.

Joe McGuire - Tweeter — CEO

I am sorry David, I am not following that. Ask me that again.

David Cufendof - J & M Capital — Analyst

The change in the head of your installation business from — I was just curious as to how that all came about. If you can give me any color on that I would appreciate it.

Judy Quye - Tweeter — SVP Sales and Installation

One of the challenges we face is as our installation business grows is making sure that the customer experience is at the highest level. Clearly when a sales team sells into the product and an installation group picks it up our processes have not been integrated in a way that delivers an excellent customer experience. So the idea here, bringing the team that sells you the product to the team that brings it to life in your home will now be operating as one unit, really working together to deliver a great experience.

David Cufendof - J & M Capital — Analyst

So is it fair to say the change is one instigated by you guys?

Judy Quye - Tweeter — SVP Sales and Installation

Absolutely.

Operator

Your next question comes from Brett Hendrickson of B. Riley and Co.

Brett Hendrickson - B. Riley and Co. — Analyst

Just some clarity on, I think one of the other gentlemen was asking about, the valuation of Tivoli and you said something about having to include extra dilution of shares to kind of print money valuation.

Joe McGuire - Tweeter — CEO

Right.

Brett Hendrickson - B. Riley and Co. — Analyst

Can you explain that? Was there extra share issues that took you down from 25 to 18.75?

Joe McGuire - Tweeter — CEO

We sold our portion, but when we were trying to do our enterprise valuation, we probably did not account for some level of dilution of new shares. So no, we own 18.75 percent of Tivoli

Brett Hendrickson - B. Riley and Co. — Analyst

Okay, so just to be real clear so you sold 6.25 percent for 10.3 million?

Joe McGuire - Tweeter — CEO

That is correct. We sold 25 percent of our holdings for 10 million, so our ownership in Tivoli went from 25 percent to 17.75.

Brett Hendrickson - B. Riley and Co. — Analyst

Okay, so then really you sold—

Joe McGuire - Tweeter — CEO

So I think what everybody is trying to get to is how much the remaining Tivoli stock we have is worth. I think it is the math that everyone is trying to work out. And so what I am getting people to focus on is that you need to take a look at what the enterprise valuation of Tivoli is, which the other guy was trying to come up with in his valuation, which, directionally he was doing okay. The part that he was missing I think is the subsequent solution that drives that air price value down. It cannot just goes straight extrapolation.

Brett Hendrickson - B. Riley and Co. — Analyst

Okay, sorry John. I think this is a dumb question, but you had, you sold 25 percent of your position, and previously you were at 25 percent of the company?

Joe McGuire - Tweeter — CEO

Yes.

Brett Hendrickson - B. Riley and Co. — Analyst

And, now you own how much?

Joe McGuire - Tweeter — CEO

18.75.

Unidentified Speaker

[inaudible]

Joe McGuire - Tweeter — CEO

17.7.

Brett Hendrickson - B. Riley and Co. — Analyst

So, which is right? You own 18.75, or 17.7 percent?

Joe McGuire - Tweeter — CEO

I will have to look it up afterwards. I believe the number is 17.7. .

Operator

[OPERATOR INSTRUCTIONS]

Joe McGuire - Tweeter — CEO

Okay folks, thanks very much for participating in the earnings conference call. We will see you again the first week of October when we release sales for the September quarter.

Operator

Ladies and gentlemen, this does conclude today’s conference. You may disconnect and have a wonderful day.

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